

Mail Stop 4720

November 24, 2015

Via E-mail
Neal A. Fuller
Executive Vice President and Chief Financial Officer
2301 Highway 190 West
DeRidder, Louisiana   70634

> **Re: Amerisafe, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 001-12251**

Dear Mr. Fuller:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Prior Year Development, page 50

1. In explaining your prior year loss development you merely indicate that actual results were better than assumptions would have predicted. Please tell us your consideration for disclosing more information about the underlying causes for your loss development by accident year, particularly 2010 and 2012, by separately discussing, at a minimum, the impact of differences in both frequency and severity of claims and the underlying causes of these differences.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 27. Subsequent Events, page 100

2. In the $25.3 million verdict, of which $0.3 million was actual damages and $25.0 million was punitive damages against your subsidiary, American Interstate Insurance Co., you

disclose that the $2.7 million recorded in reserves together with your reinsurance coverage is adequate to satisfy this claim. Please address the following:

- Tell us the amount you believe to be the probable settlement for this claim and how you derived that amount addressing separately the likelihood of loss, estimation of loss, including judgments and assumptions and how evidence related to each was weighed;
- Tell us the amount of the probable settlement covered by reinsurance and whether your reinsurance arrangements will cover court ordered punitive damages; and
- Tell us why separate discussion of this legal contingency in earlier periods was not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Senior Staff Accountant, at (202) 551-3636 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance